UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          ENSTAR INCOME PROGRAM II-2, LP
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    293978607
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 12

CUSIP No. 293978607


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Value Fund, LLC

     88-4077105


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                     0
Units
Beneficially
Owned by            6.   Shared Voting Power                  40
Each
Reporting
Person With         7.   Sole Dispositive Power                0


                    8.   Shared Dispositive Power             40
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    40


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.1%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         2 of 12

CUSIP No. 293978607


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison/OHI Liquidity Investors, LLC

     13-7167955


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                     0
Units
Beneficially
Owned by            6.   Shared Voting Power                 927
Each
Reporting
Person With         7.   Sole Dispositive Power                0


                    8.   Shared Dispositive Power            927
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    927


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    3.1%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         3 of 12

CUSIP No. 293978607

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Investment Partners 11, LLC

     88-0472172


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                    40
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power               40
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     40


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.1%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         4 of 12

CUSIP No. 293978607


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Avenue Investment Partners, LLC

     13-3959673


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 3,055
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            3,055
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     3,055


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    10.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         5 of 12

CUSIP No.  293978607


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Harmony Group II, LLC

     13-3959664


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 3,982
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            3,982
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     3,982


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    13.3%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         6 of 12

CUSIP No. 293978607

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     First Equity Realty, LLC

     13-3827931


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 3,982
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            3,982
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     3,982


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    13.3%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         7 of 12

CUSIP No. 293978607


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Bryan E. Gordon



2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 3,982
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            3,982
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     3,982


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)   13.3%


12.  Type of Reporting Person (See Instructions)    IN






                                                                         8 of 12

CUSIP No. 293978607


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Ronald M. Dickerman



2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 3,982
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            3,982
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     3,982


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    13.3%


12.  Type of Reporting Person (See Instructions)    IN






                                                                         9 of 12

Item 2.
        (a) Names of Persons Filing

        The names of the persons filing this Amendment No. 4 to Schedule 13G are Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"); Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company ("Madison/OHI"); Madison Value Fund, LLC, a Delaware limited liability company ("MVF"); Madison Investment Partners 11, LLC, a Delaware limited liability company ("MIP 11"), First Equity Realty, LLC, a New York limited liability company ("First Equity"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony"), Ronald M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP is the controlling person of various entities that are the nominee owners of, or the successors by merger to the assets of nominee owners of, Units of Limited Partnership Interests (the "Units") of the Issuer. These nominees, none of which owns more than 5% or more of the Units are ISA Partnership Liquidity Investors, a Delaware general partnership; Madison/AG Value Partners III, a Delaware general partnership; Madison Liquidity Investors 110, LLC, a Delaware limited liability company ("MLI 110"), Madison Liquidity Investors 103, LLC, a Delaware limited liability company ("MLI 103"); Madison Liquidity Investors 111, LLC, a Delaware limited liability company ("MLI 111"); Madison Liquidity Investors 100, LLC, a Delaware limited liability company ("MLI 100"). Madison Liquidity Investors 112, LLC, a Delaware limited liability company ("MLI 112"), is the nominee holder of 0.1% of the Units and is controlled by MVF.

        The controlling members of MAIP and Madison/OHI are First Equity, of which Mr. Dickerman is the Managing Member, and Harmony, of which Mr. Gordon is the Managing Member. The controlling member of MVF is MIP 11. The controlling member of MIP 11 is MAIP.

        The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

        (b) Address of Principal Business Office or, if none, Residence

        The business address of each of the Reporting Persons except First Equity and Mr. Dickerman is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

        (c) Citizenship

        See Item 2(A) above. Each of Mr. Dickerman and Mr. Gordon is a citizen of the United States of America.

        (d) Title of Class of Securities

            Units of limited partnership interests.

        (e) CUSIP Number
            293978607.

                                                                        10 of 12

Item 4.    Ownership.

           As of December 31, 2001, the Reporting Persons beneficially owned an aggregate of 3,982 Units. This represents beneficial ownership of approximately 13.3% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

           (i)   Sole power to vote or to direct the vote of 3,982 Units;
           (ii)  Shared power to vote or to direct the vote of 3,982 Units;
           (iii) Sole power to dispose or to direct the disposition of 3,982 Units; and
           (iv)  Shared power to dispose or to direct the disposition of:
                 3,982 Units.

           Individual beneficial ownership for each Reporting Person is listed on the cover pages.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                                        11 of 12

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G/A is filed jointly on behalf of each of MAIP, Madison/OHI, MVF, MIP 11, Harmony Group, First Equity, Bryan E. Gordon and Ronald M. Dickerman.

Dated as of:  February 14, 2002


MADISON INVESTMENT PARTNERS                MADISON VALUE FUND, LLC
11, LLC                                    By:Madison Investment Partners 11,
By:   Madison Avenue Investment Partners,     LLC, Its Managing Member
      LLC, Its Managing Member             By:Madison Avenue Investment Partners
By:   The Harmony Group II, LLC               LLC, Its Managing Member
      Its Managing Member                  By:The Harmony Group II, LLC
                                              Its Managing Member


By:      /s/ Bryan E. Gordon               By:/s/ Bryan E. Gordon
   ------------------------------------       --------------------------------
     Bryan E. Gordon, Managing Director      Bryan E. Gordon, Managing Director


MADISON/OHI LIQUIDITY                      MADISON AVENUE INVESTMENT
INVESTORS, LLC                             PARTNERS, LLC
By:   The Harmony Group II, LLC            By:  The Harmony Group II, LLC
      Its Managing Member                       Its Managing Member

By:      /s/ Bryan E. Gordon               By:  /s/ Bryan E. Gordon
   ------------------------------------         --------------------------------
     Bryan E. Gordon, Managing Director      Bryan E. Gordon, Managing Director



FIRST EQUITY REALTY, LLC                   THE HARMONY GROUP II, LLC


By:      /s/ Ronald M. Dickerman           By:      /s/ Bryan E. Gordon
   ---------------------------------           ---------------------------------
 Ronald M. Dickerman, Managing Director       Bryan E. Gordon, Managing Director


   /s/ Ronald M. Dickerman                     /s/ Bryan E. Gordon
------------------------------------          ----------------------------------
Ronald M. Dickerman                            Bryan E. Gordon



                                                                        12 of 12